SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939 OF A

CORPORATION DESIGNATED TO ACT AS TRUSTEE

☐   CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b) (2)

U.S. BANK NATIONAL ASSOCIATION

(Exact name of trustee as specified in its charter)

A National Banking Association	31-0841368
(Jurisdiction of incorporation or	(I.R.S. Employer
organization if not a U.S. national	Identification No.)
bank)

800 Nicollet Mall
Minneapolis, Minnesota	55402
(Address of principal executive offices)	(Zip code)

Michelle Mena-Rosado
U.S. Bank National Association

60 Livingston Avenue

St. Paul, MN 55107

(212) 951-8579

(Name, address and telephone number of agent for service)

New York Mortgage Trust, Inc.

(Exact name of obligor as specified in its charter)

Maryland	47-0934168
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

275 Madison Ave
New York, New York	10016
(Address of principal executive offices)	(Zip code)

Senior Debt Securities

(Title of the indenture securities)

Item 1.         General Information.  Furnish the following information as to the trustee:

(a)                                 Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency

Treasury Department

Washington, D.C.

(b)                                 Whether it is authorized to exercise corporate trust powers.

Yes

Item 2.         Affiliations with Obligor.  If the obligor is an affiliate of the trustee, describe each such affiliation.

None

Items 3-15.                                  Items 3-15 are not applicable because to the best of the Trustee’s knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

Item 16.  List of Exhibits.       List below all exhibits filed as a part of this Statement of Eligibility.

Exhibit 1.                                            A copy of the Articles of Association of the Trustee.*

Exhibit 2.                                            A copy of the certificate of authority of the Trustee to commence business.**

Exhibit 3.                                            A copy of the certificate of authority of the Trustee to exercise corporate trust powers.**

Exhibit 4.                                            A copy of the existing bylaws of the Trustee.**

Exhibit 5.                                            A copy of each Indenture referred to in Item 4. Not applicable.

Exhibit 6.                                            The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, as amended.

Exhibit 7.                                            Report of Condition of the Trustee as of September 30, 2016 published pursuant to law or the requirements of its supervising or examining authority.

*                 Incorporated by reference to Exhibit 25.1 to Amendment No. 2 to registration statement on Form S-4, Registration Number 333-128217, filed on November 15, 2015.

**          Incorporated by reference to Exhibit 25.1 to registration statement on Form S-4, Registration Number 333-166527, filed on May 5, 2010.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, U.S. BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of St. Paul, State of Minnesota on the 17th day of January, 2017.

U.S. BANK NATIONAL ASSOCIATION

/s/ Michelle Mena-Rosado
Michelle Mena-Rosado
Vice President

EXHIBIT 6

January 17, 2017

Securities and Exchange Commission

Washington, D.C.  20549

Gentlemen:

In accordance with Section 321(b) of the Trust Indenture Act of 1939, as amended, the undersigned, U.S. BANK NATIONAL ASSOCIATION, hereby consents that reports of examination of the undersigned made by Federal, State, Territorial, or District authorities authorized to make such examination may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.

Very truly yours,

U.S. BANK NATIONAL ASSOCIATION

/s/ Michelle Mena-Rosado
Michelle Mena-Rosado
Vice President

Exhibit 7

U.S. Bank National Association

Statement of Financial Condition

As of 9/30/2016

($000’s)

9/30/2016
Assets
Cash and Balances Due From Depository Institutions	$23,641,632
Securities	109,767,226
Federal Funds	38,946
Loans & Lease Financing Receivables	272,221,647
Fixed Assets	5,761,293
Intangible Assets	12,599,811
Other Assets	24,370,650
Total Assets	$448,401,205

Liabilities
Deposits	$345,417,164
Fed Funds	1,412,924
Treasury Demand Notes	0
Trading Liabilities	1,823,679
Other Borrowed Money	36,430,473
Acceptances	0
Subordinated Notes and Debentures	3,800,000
Other Liabilities	13,542,899
Total Liabilities	$402,427,139

Equity
Common and Preferred Stock	18,200
Surplus	14,266,915
Undivided Profits	30,877,711
Minority Interest in Subsidiaries	811,240
Total Equity Capital	$45,974,066

Total Liabilities and Equity Capital	$448,401,205